Exhibit 12.1 Ratio of Earnings to Fixed Charges

	Successor	Pro Forma
	Six Months Ended September 30, 2007	Nine Months Ended September 30, 2007	Year Ended December 31, 2006
Earnings

- Pre-tax (loss) income	(79.2)	(29.9)	43.1
- Fixed charges	108.9	162.4	199.9

Net earnings	29.7	132.5	243.0

Fixed Charges
- Interest expenses	102.7	151.7	182.2
- Amortized premiums, discounts and capitalized expenses related to indebtedness	4.8	7.2	9.6
- Estimate of interest expense within rental expense	1.4	3.5	8.1

	108.9	162.4	199.9

Ratio of earnings to fixed charges	.27X	.82X	1.22X
Deficiency	79.2	29.9	—